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                      SALTON/MAXIM AGREES IN PRINCIPLE
                     TO ACQUIRE BLOCK CHINA CORPORATION


MOUNT PROSPECT, ILLINOIS-Salton/Maxim Housewares, Inc. (Nasdaq-SALT) today announced that it has agreed in principle to acquire substantially all of the assets and certain liabilities of Block China Corporation. Block China designs and markets table top products, including china, crystal and glassware.

     The consideration to be paid by Salton/Maxim would consist of $1.485 million in cash and a warrant to purchase 25,000 shares of Common Stock with an exercise price equal to the fair market value of Salton/Maxim's common stock on the date of closing. The consideration would also include an earn-out of up to $500,000 and 150,000 shares of Salton/Maxim common stock based on Block China's financial performance over a three-year period.

     The closing of the acquisition is subject to the negotiation of mutually satisfactory definitive documents and the receipt by the parties of certain third party consents. There can be no assurance that the acquisition will be consummated or as to the terms or timing of any such acquisition.

     Leonhard Dreimann, Chief Executive Officer of Salton/Maxim, stated "We believe that the acquisition of Block China and its line of china and glassware products would be a very positive addition and would complement Salton/Maxim's existing products. The acquisition of Block China would not be possible without the $3.25 million loan which Salton/Maxim recently received from Windmere Corporation."

     Salton/Maxim previously announced that Windmere has agreed to purchase 6,508,572 newly issued shares of common stock of Salton/Maxim (which will represent 50% of the outstanding shares of common stock after giving effect to such purchase) for $3,254,286, a subordinated promissory note in the aggregate principal amount of $10,847,620 and 748,112 shares of Windmere's common stock. The closing of this transaction, currently anticipated in the middle of 1996, remains subject to a number of conditions, including stockholder approval. The $3.25 million loan made by Windmere to the Company is payable upon the earlier of such closing (by set-off against the $3.25 million cash consideration to be paid by Windmere) or September 30, 1996.

     Salton/Maxim Housewares, headquartered in Mount Prospect, Illinois, designs and markets small kitchen appliances and beauty care products under the Salton(R), Maxim(R), Salton Creations(TM) and Salton Time(TM) brand names. The Company's products also include the Breadman(TM), Juiceman(TM) and Popeil Pasta Maker(TM) product lines. Salton/Maxim also recently announced plans to add a new line of small kitchen appliances under the White-Westinghouse(R) name.